Exhibit 99.2

Afya Announces Entering into of Purchase Agreement for the Acquisition of UniSL - Centro Universitário São Lucas February 2020

2 Transaction Summary FORMAT Afya Limited through its wholly - owned subsidiary Afya Participações S . A . entered into a purchase agreement to acquire 100 % of the total share capital of Centro Universitário São Lucas , or UniSL . UniSL is a post - secondary education institution located in Porto Velho and Ji - Paraná, the two largest cities of the state of Rondonia . This acquisition is aligned with Afya’s strategy, since it will contribute an additional 182 medical school seats to Afya and expand Afya’s presence in the Northern Region of Brazil . CONDITIONS The aggregate purchase price is R$ 341.6 million (Enterprise Value), including the assumption of Net Debt: There is also an earn - out of 100 seats in Ji - Paraná, which are still pending approval by MEC. Afya will pay R$ 800 thousand per approved seat. The transaction is subject to customary conditions precedent and antitrust regulatory approvals. Estimated Closing date: May 2020, when the price will be adjusted by Net Debt. * Installments will be a djusted by the CDI rate Installment* Date Value (in RS million) 0 Closing Date 135.5 1 May 2021 19.4 2 May 2022 19.4 3 May 2023 19.4 Total 196.6 Net Debt Jun/19 148.0

Transaction Rationale

Medical Education Focus

- ✓ Adds 182 medical school seats to Afya's network, expanding its number of authorized medical school seats to 1,866
- ✓ Medical school represents ~39%[1] of UniSL's FY19 gross revenues, with room to expand given the maturation stage of 68%[3]
- ✓ Medical and other healthcare graduate courses represent 65%[2] of UniSL's FY19 gross revenues

Geographical Diversification

- ✓ Afya's entry in a new state in the Northern Region of Brazil: Rondônia

Synergies & value creation

- ✓ Medical school: Current maturation stage at 68%, with room for improvement of occupancy rates
- ✓ Potential of 1,303[3] medical students at maturity, compared with ~980[4] in 2H19
- ✓ Opportunity to improve margins through the implementation of Afya's integrated curriculum and shared service center
- ✓ #1 ranked private university in terms of number of medical seats offered in the Northern Region of Brazil

Potential Upsides

- ✓ Potential increase in the medical school tuition (R$ 7,655[5]/student-month, as of 2020.1)
- ✓ Potential 100 additional seats in Ji-Paraná, which are still pending approval by MEC

1;2: Afya estimates based on UniSL's enrollments and average ticket
3. Afya estimates based on the regulatory capacity of 182 medical school seats as of February 2020
4. Afya estimates based on UniSL's enrollments records as of February 2020
5. Average ticket for first year medical students reported by UniSL as of 1H20

3

UniSL | Overview

- Reputable brand in the region of operation, with **high quality standards**[1]: IGC grade 4 and Medicine CC grade 4
- 3 Campuses: 2 in Porto Velho and 1 in Ji-Paraná



Porto Velho
Ji-Paraná



2019 Gross Revenue²
R$ 227.5 MM
Medical Degree Undergrad. 39% 3
Other Undergrad. Degrees 35% 3
Other Undergrad. Health Degrees 26% 3

65% of Gross Revenue comes from health related courses

Medical school accounts for ~39% of Gross Revenue, but it still is at 68% of full maturation

1. IGC and CC are official Ministry of Education metrics that indicates the quality of an educational institution and its courses, in a range of 1 to 5:
   - IGC (Índice Geral de Cursos - General Courses Index): general concept for the institution
   - CC (Conceito de Curso - Course Concept): individual grade for a single course
2. UniSL's unaudited income statement for the twelve months ended in 31 December 2019
3. Afya estimates based on UniSL's enrollments and average ticket

4

5 Afya post Transaction Digital Platform & Schools Operating Undergraduate Schools Operating Graduate Schools Approved Undergraduate Schools Digital Platform Legend Presence in Rondônia Campus State # Medical School Seats ¹ Started Operation % of Maturation Stage ³ Porto Nacional TO 120 2004.2 100% Araguaína TO 80 2006.2 100% Palmas TO 120 2017.2 50% Itajubá MG 87 1968.1 100% Ipatinga MG 100 1999.1 100% Teresina PI 171 2004.2 ² 85% Sâo João Del Rei MG 49 2015.2 83% Parnaíba PI 80 2015.2 83% Pato Branco PR 110 2017.2 50% Vitória da Conquista BA 100 2015.1 92% Itabuna BA 85 2018.2 33% Marabá PA 120 2019.2 17% Itaperuna RJ 112 2015.2 75% Cametá PA 50 To Start operation 0% Cruzeiro do Sul AC 50 To Start operation 0% Itacoatiara AM 50 To Start operation 0% Manacapuru AM 50 To Start operation 0% Santa Inês MA 50 To Start operation 0% Abaetetuba PA 50 To Start operation 0% Bragança PA 50 To Start operation 0% Porto Velho (UniSL) ⁴ RO 182 2005.2 ⁵ 68% Total 1,866 59% ¹ As of 2020.1 ² Afya awarded adittional 61 seats on June 2017, that are still maturating. The other 110 seats are already matured. ³ Maturation stage calculated since the institution started operation ⁴ Subject to antitrust regulatory approval ⁵ 52 seats approved on 2019.2 that are still maturating

6 Thank You ! Contact : IR@AFYA.COM.BR